Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-166097) of our report dated June 24, 2011, which includes explanatory paragraphs relating to IASO Pharma Inc.’s ability to continue as a going concern and a restatement of IASO Pharma Inc.’s financial statements as of and for the year ended December 31, 2009, on our audits of the financial statements of IASO Pharma Inc. as of December 31, 2010 and 2009 and for the years then ended and for the period from October 5, 2006 (Inception) to December 31, 2010. We also consent to the reference to our Firm under the caption “Experts.”

/s/ J.H. Cohn LLP

Roseland, New Jersey

June 24, 2011